                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                               (Amendment No. 10)

                           PACIFIC SCIENTIFIC COMPANY
                ------------------------------------------------

                           (Name of Subject Company)

                             KOLLMORGEN CORPORATION
                               TORQUE CORPORATION
                      ------------------------------------

                                   (Bidders)

                    Common Stock, $1.00 par value per share
           (Including the Associated Preferred Share Purchase Rights)
          ------------------------------------------------------------

                         (Title of Class of Securities)

                             694806 (Common Stock)
                      ------------------------------------

                     (CUSIP Number of Class of Securities)

                              James A. Eder, Esq.
                             KOLLMORGEN CORPORATION
                               1601 Trapelo Road
                          Waltham, Massachusetts 02154
                                 (781) 890-5655
    ------------------------------------------------------------------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)

                                    Copy to:

                          Creighton O'M. Condon, Esq.
                              Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                           Telephone: (212) 848-4000
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    This Amendment No. 10 to the Tender Offer Statement on Schedule 14D-1, as
previously amended (the "Schedule 14D-1") relates to the offer by Torque Corporation, a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kollmorgen Corporation, a New York corporation ("Parent"), to purchase 6,347,241 shares of common stock, par value $1.00 per share (the "Common Stock"), of Pacific Scientific Company, a California corporation (the "Company"), including the associated preferred share purchase rights (the "Rights" and, together with the Common Stock, the "Shares") or such greater or lesser number of Shares that, when added to the Shares owned by Parent and Purchaser, would constitute a majority of the outstanding Shares on a fully diluted basis (such number of Shares being the "Minimum Number"), at a price of $23.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated December 15, 1997 (the "Offer to Purchase") a copy of which was attached as Exhibit (a)(1) to the Schedule 14D-1 filed on December 15, 1997 (the "Schedule 14D-1"), as supplemented by the supplement thereto dated January 30, 1998 (the "Supplement") and in the related Letters of Transmittal (which, as amended from time to time, together constitute the "Offer").

    Capitalized terms used but not otherwise defined herein have the respective meanings assigned to such terms in the Offer to Purchase, the Supplement and the
Schedule 14D-1.

                                       2
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ITEM 1.  TERMS OF THE OFFER; PRORATION; EXPIRATION DATE

    Item 1 is hereby amended and supplemented by reference to Section 1 of the Supplement, which Section is incorporated herein by reference.

ITEM 6.  PRICE RANGE OF SHARES; DIVIDENDS

    Item 6 is hereby amended and supplemented by reference to Section 2 of the Supplement, which Section is incorporated herein by reference.

ITEM 8.  CERTAIN INFORMATION CONCERNING PURCHASER AND PARENT

    Item 8 is hereby amended and supplemented by reference to Section 3 of the Supplement, which Section is incorporated herein by reference.

ITEM 9.  FINANCING OF THE OFFER AND THE PROPOSED MERGER

    Item 9 is hereby amended and supplemented by reference to Section 4 of the Supplement, which Introduction and Section are incorporated herein by reference.

ITEM 10.  BACKGROUND OF THE OFFER

    Item 10 is hereby amended and supplemented by reference to Section 5 of the Supplement, which Section is incorporated herein by reference.

ITEM 15.  CERTAIN LEGAL MATTERS AND REGULATORY APPROVALS

    Item 15 is hereby amended and supplemented by reference to Section 6 of the Supplement, which is incorporated herein by reference.

ITEM 16.  SHAREHOLDER RIGHTS PLAN

    Item 16 is hereby amended and supplemented by reference to Section 7 of the Supplement, which Section is incorporated herein by reference.

ITEM 19.  MISCELLANEOUS

    Item 19 is hereby amended and supplemented by reference to Section 8 of the Supplement, which Section is incorporated herein by reference.

                                       3
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ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

    Item 11 is hereby amended to add the following Exhibits:

        (a)(21)  Form of Supplement to Offer to Purchase dated December 15,
                 1997.

        (a)(22)  Form of Revised Letter of Transmittal.

        (a)(23)  Form of Revised Notice of Guaranteed Delivery.

        (a)(24) Form of Revised Letter from Salomon Smith Barney to Brokers, Dealers, CommercialBanks, Trust Companies and Other Nominees.

        (a)(25) Form of Revised Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

        (a)(26)  Press Release issued by Parent on January 30, 1998.

        (b)(2) Letter Agreement among Salomon Brothers Holding Company Inc and Parent, dated January 29, 1998.

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                                 EXHIBIT INDEX

EXHIBIT
NO.                                                          DESCRIPTION
---------------  ---------------------------------------------------------------------------------------------------
*(a)(1)          Form of Offer to Purchase dated December 15, 1997.
*(a)(2)          Form of Letter of Transmittal.
*(a)(3)          Form of Notice of Guaranteed Delivery.
*(a)(4)          Form of Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.
*(a)(5)          Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to
                 Clients.
*(a)(6)          Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)          Summary Advertisement as published in The Wall Street Journal on December 15, 1997.
*(a)(8)          Press Release issued by Parent on December 15, 1997.
*(a)(9)          Definitive Consent Solicitation Statement/Prospectus filed with the Commission on December 15,
                 1997.
*(a)(10)         Form of Consent.
*(a)(11)         Parent Letter to Company Shareholders dated December 15, 1997.
*(a)(12)         Form of Press Release dated December 15, 1997, relating to the record date for action by consent of
                 Pacific Scientific Shareholders.
*(a)(13)         Press Release issued by Parent on December 22, 1997.
*(a)(14)         Press Release issued by Parent on December 29, 1997.
*(a)(15)         Press Release issued by Parent on December 31, 1997.
*(a)(16)         Press Release issued by Parent on January 8, 1998.
*(a)(17)         Press Release issued by Parent on January 15, 1998.
*(a)(18)         Press Release issued by Parent on January 22, 1998.
*(a)(19)         Letter to Lester Hill, Chairman, President and Chief Executive Officer of the Company, from Morgan
                 & Finnegan, L.L.P., patent counsel for Parent, dated January 21, 1998.
*(a)(20)         Press Release issued by Parent on January 26, 1998.
 (a)(21)         Form of Supplement to Offer to Purchase dated December 15, 1997.
 (a)(22)         Form of Revised Letter of Transmittal.
 (a)(23)         Form of Revised Notice of Guaranteed Delivery.
 (a)(24)         Form of Revised Letter from Salomon Smith Barney to Brokers, Dealers, Commercial Banks, Trust
                 Companies and Other Nominees.
 (a)(25)         Form of Revised Letter from Brokers, Dealers, Commercial Bank, Trust Companies and Other Nominees
                 to Clients.
 (a)(26)         Press Release issued by Parent on January 30, 1998.
*(b)(1)          Commitment Letter among Salomon Brothers Inc, Salomon Brothers Holding Company Inc and Parent,
                 dated December 9, 1997.
 (b)(2)          Letter Agreement among Salomon Brothers Holding Company Inc and Parent, dated January 29, 1998.
*(c)             Not applicable.
*(d)             Not applicable.
*(e)             Not applicable.
*(f)             None.
*(g)(1)          Complaint seeking Declaratory and Injunctive Relief filed in the United States District Court for the Central District of California on December 15, 1997.

------------------------

* Previously filed.

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                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 1998

                                TORQUE CORPORATION

                                BY:  /S/ JAMES A. EDER
                                     -----------------------------------------
                                     Name: James A. Eder
                                     Title:  Vice President

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
                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 1998         KOLLMORGEN CORPORATION

                                By:  /s/ JAMES A. EDER
                                     -----------------------------------------
                                     Name: James A. Eder
                                     Title:  Vice President

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